Health Canada / Santé Canada

Licence No. - N° de licence
10-MM0029/2017

PRODUCER'S LICENCE

Pursuant to section 35 of the *Access to Cannabis for Medical Purposes Regulations* this licence is issued to:

LICENCE DE PRODUCTEUR AUTORISÉ

Conformément à l'article 35 du *Règlement sur l'accès au cannabis à des fins médicales*, la présente licence est délivrée à:

Organigram Inc
35 English Drive
Moncton, NB, E1E 3X3, Canada
Region III

as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances.

à titre de producteur autorisé à l'installation indiquée ci-haut, pour la conduite des opérations suivantes pour les substances contrôlées suivantes.

Cannabis substances authorized for sale or provision during the period from August 10, 2017 to March 27, 2020:

Substances de cannabis autorisées pour la vente ou le fournissement pendant la période du 10 août 2017 au 27 mars 2020:

Substances	Activity/Activité	Cannabis sold or provided to eligible parties listed in each subsection of the ACMPR below / Cannabis vendu ou fourni aux parties énumérées sous les paragraphes du RACFM ci-dessous		
		s. 22(2)	s. 22(4)	s. 22(5)
DRIED MARIHUANA / MARIHUANA SÉCHÉE	Sale or Provision / Vente ou Fourniture	X	X	N/A
BOTTLED CANNABIS OIL / HUILE DE CANNABIS ENBOUTEILLÉE	Sale or Provision / Vente ou Fourniture	X	X	N/A
CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS	Sale or Provision / Vente ou Fourniture	X	N/A	N/A
CANNABIS TRICHOMES / TRICHOMES DE CANNABIS	Sale or Provision / Vente ou Fourniture	X	N/A	N/A
MARIHUANA PLANTS / PLANTS DE MARIHUANA	Sale or Provision / Vente ou Fourniture	X	N/A	X
MARIHUANA SEEDS / GRAINES DE MARIHUANA	Sale or Provision / Vente ou Fourniture	X	N/A	X

Building 1 / Bâtiment 1

Areas Where Cannabis is Present / Zones de l'installation où du cannabis est présent:
Pharmpods 1-10 and 12-13, Grow Rooms 1-12, Transplant Room, Chemistry Lab, Oil Processing Lab, Processing Room 1-2, QA Office, Shredding Area (Room 142), Clone Room (Room 147), Compost Room (Room 150). Rooms inside the Level 8 vault (vestibule, drying, curing and bottle/picking area).

Storage Area / Aire de Stockage: Level 8 (vault), Level 5 (safe)

Substances/Substances	Activities/Activités						
	Production / Production	Sale or Provision / Vente ou Fourniture	Possession / Possession	Shipping / Expédition	Transportation / Transport	Delivery / Livraison	Destruction / Destruction
DRIED MARIHUANA / MARIHUANA SÉCHÉE	☒	☒	☒	☒	☒	☒	☒
BOTTLED CANNABIS OIL / HUILE DE CANNABIS ENBOUTEILLÉE	☒	☒	☒	☒	☒	☒	☒

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada

Health Canada / Santé Canada

CANNABIS IN ITS NATURAL FORM: CANNABIS RESIN / CANNABIS DANS SA FORME NATURELLE: RÉSINE DE CANNABIS	☒	☒	☒	☒	☒	☒	☒
CANNABIS TRICHOMES / TRICHOMES DE CANNABIS	☒	☒	☒	☒	☒	☒	☒
MARIHUANA PLANTS/ PLANTS DE MARIHUANA	☒	☒	☒	☒	☒	☒	☒
MARIHUANA SEEDS / GRAINES DE MARIHUANA	☒	☒	☒	☒	☒	☒	☒

Conditions and Remarks / Conditions et Commentaires :

This licence is restricted, in addition to all other applicable conditions, in that the substances inventory (at any given time) cannot exceed a maximum storage capacity value of $ 31,250,000 for the security level 8 vault, and $ 250,000 for the security Level 5 safe. / *Cette licence est restreinte, en plus des autres conditions qui s'appliquent, du fait que l'inventaire des substances (en tout temps) ne peut dépasser une valeur maximale de capacité de stockage de 31 250 000 $ pour la voûte de niveau de sécurité 8, et de 250 000 $ pour le coffre-fort de niveau de sécurité*

[redacted]

If necessary; products targeted for destruction must be stored in a designated Subdivision C area and/or in an area with an assigned security level. Cannabis waste destruction must be conducted in the "Transplant Room", "Chemistry Lab", "Processing Room", and/or the Shredding Area (Room 142) of Organigram's site, and in accordance with the requirements of section 30 of the ACMPR. / Si nécessaire, les produits destinés à la destruction, doivent être entreposés dans une zone désignée comme Subdivision C et/ou dans une zone avec un niveau de sécurité approuvé. *La destruction des déchets de cannabis doit avoir lieu dans la « Transplant Room », « Chemistry Lab », « Processing Room » et/ou «Shredding Area (Room 142) » du site d'Organigram, et doit être en conformité avec les exigences de l'article 30 du RACM.*

*Organigram Inc. must perform analysis of pesticides requested by Health Canada which includes, but is not limited to myclobutanil, bifenazate and pyrethrins, for every lot or batch of the substances authorized for sale under this licence. The results of these analysis must be submitted with the certificate of analysis to the Office of Medical Cannabis and to the Regional Controlled Substances Program prior Organigram Inc. conducting any sale to parties authorized under this licence. / *Santé Canada demande à ce qu'Organigram Inc. effectue des analyses de pesticides qui comprennent, sans s'y limiter, le myclobutanil, le bifénazate et les pyréthrines pour chaque lot ou lot de production de substances autorisées à la vente en vertu de cette licence. Les résultats de ces analyses doivent être soumis avec le certificat d'analyse au Bureau du Cannabis médical et au Programme Régional des Substances Contrôlées avant qu'Organigram Inc. puisse vendre aux parties autorisées en vertu de cette licence.*

This licenced producer may transfer or receive bulk shipments of substances authorized for sale under this licence to/from other licenced producers provided that the bulk product has not already been packaged into immediate containers for provision or sale under s.22(4) of the ACMPR and on the condition that the licenced producer has completed the *Licenced Producer Bulk Transfer Transaction Form* and provided it to Health Canada at a minimum ten business days in advance of each planned shipment. / *Ce producteur autorisé peut transférer ou recevoir des expéditions en vrac de substances autorisées à la vente sous cette licence, à ou de la part de, d'autres producteurs autorisés à condition que le produit en vrac n'a pas déjà été emballés dans le contenant immédiat pour la vente ou fourniture sous le paragraphe 22(4) du RACM et à condition que le producteur autorisé ait complété le formulaire de transaction en vrac entre producteurs autorisés et l'ait soumis à Santé Canada au minimum dix jours ouvrables à l'avance de chaque expédition prévu.*

This licensed producer must notify Health Canada, at a minimum 10 business days in advance, of each planned shipment for all sales or provisions of substances listed on this licence to licensed dealers for purposes other than testing. / *Ce producteur autorisé doit aviser Santé Canada, au moins dix jours ouvrables à l'avance de chaque expédition, pour toutes les ventes ou fournitures de substances autorisés sous cette licence aux distributeurs autorisés pour des fins autres que pour les essais.*

Please note that the monthly report must be prepared in accordance with the guidance document entitled *Licensed Producers Reporting Requirements* and submitted on or before the 15th of every month for the previous month. / *Veuillez noter que le rapport mensuel qui doit être établi conformément au document d'orientation intitulé Exigences en matière de production de rapports des producteurs autorisés et qui doit être présenté au plus tard le 15 de chaque mois pour le mois précédent.*

Effective date of the licence:
August 10, 2017
This licence expires, **March 27, 2020**

Date de prise d'effet de la licence:
Le 10 août 2017
La présente licence expire: **Le 27 mars 2020**

Director, Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health
Directeur, Opérations, Bureau de cannabis médical, DGLRC, pour et de la part du Ministre de la Santé

Canada